PUBLIC DOCUMENT

SEC Mail Processing Section
MAR 01 2019
Washington DC
410

19010737

ON

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51017

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gladowsky Capital Management Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18 Manor Road
(No. and Street)

Smithtown	NY	11787
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jason R. Gladowsky (631) 360-7200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raich Ende Malter & Co. LLP
(Name – *if individual, state last, first, middle name*)

1375 Broadway, 15th Floor	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Jason R. Gladowsky, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gladowsky Capital Management Corp., as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

ALISON GLADOWSKY
Notary Public, State of New York
No. 02GL6093958 Qualified in Suffolk County
Commission Expires on July 14, 2019

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Gladowsky Capital Management Corp.

Statement of Financial Condition
December 31, 2018
[Filed Pursuant to Rule 17a-5(e)(3) Under the Securities Exchange Act of 1934]

PUBLIC DOCUMENT

GLADOWSKY CAPITAL MANAGEMENT CORP.

Table of Contents
December 31, 2018

Contents

RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

1375 Broadway, 15th Floor
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

Offices in New York City, Long Island & New Jersey

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Gladowsky Capital Management Corp.
Smithtown, New York

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Gladowsky Capital Management Corp. as of December 31, 2018, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Gladowsky Capital Management Corp. as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Gladowsky Capital Management Corp.'s management. Our responsibility is to express an opinion on Gladowsky Capital Management Corp.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Gladowsky Capital Management Corp. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Raich Ende Malter & Co LLP

RAICH ENDE MALTER & CO. LLP
We have served as Gladowsky Capital Management Corp.'s auditor since 2005.
New York, New York
February 26, 2019

GLADOWSKY CAPITAL MANAGEMENT CORP.

Statement of Financial Condition
December 31, 2018

Assets	
Cash and cash equivalents	$35,807
Receivable from clearing broker	25,662
Investment in securities-at fair value	106,041
Prepaid expenses	7,344
Due from FINRA	3,089
Equipment, furniture and fixtures, and leasehold improvements-net	53,127
	$231,070
Liabilities and Stockholders' Equity	
Liabilities	
Accounts payable and accrued expenses	$35,007
Stockholders' Equity	
Common stock, no par value, 200 shares authorized, issued and outstanding	20,000
Additional paid-in capital	274,570
Accumulated deficit	(98,507)
	196,063
	$231,070

See Notes to Financial Statement

1. **Organization and Business**
Gladowsky Capital Management Corp. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") pursuant to the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company provides investment advisory services on a fee basis computed as a percentage of assets under management and earns commissions from the purchase and sale of securities on behalf of customers as an introducing broker. All transactions related to publicly traded equity and debt securities are cleared through another broker/dealer (the "Clearing Broker") on a fully disclosed basis and, therefore, the Company is exempt from SEC Rule 15c3-3(k)(2)(ii).

The Company was incorporated on January 16, 1997 under the laws of the State of New York and maintains an office in Smithtown, New York.

2. **Summary of Accounting Policies**
   a. **Cash and Cash Equivalents-**The Company considers all short-term debt securities purchased with a maturity of three months or less as well as money market funds to be cash equivalents.

   b. **Securities Transactions-**Securities transactions and the related revenue and expenses are recorded on the trade date, as if they had settled.

   c. **Depreciation and Amortization-**Equipment, furniture and fixtures, and leasehold improvements are stated at cost. Replacements, maintenance, and repairs which do not improve or extend the life of an asset are expensed. Equipment, furniture and fixtures are depreciated using the straight-line or accelerated methods over estimated useful lives of five to seven years. Leasehold improvements are amortized over the lesser of the applicable lease term or estimated useful life of the asset.

   d. **Income Taxes-**The Company, with the consent of its stockholders, has elected to be taxed as an S corporation under applicable federal and New York State statues. Accordingly, the Company is treated for federal and New York State income tax purposes as a flow through entity, instead of as a corporation. In lieu of corporation income taxes, the stockholders are taxed on their proportionate share of the Company's

taxable income. The Company files federal and New York State income tax returns, and the earliest tax year that is subject to examination by these taxing authorities is 2015. The Company adopted ASC 740 which clarified the accounting and disclosures for uncertain tax positions related to income taxes recognized in the financial statements and addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. The Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities based on the technical merits of the position.

The Company did not have material unrecognized tax benefits as of December 31, 2018 and does not expect this to change significantly over the next twelve months. The Company will recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. As of December 31, 2018, the Company has no accrued interest or penalties related to uncertain tax positions.

e. **Use of Estimates**-The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. Actual results could differ from those estimates.

3. **Receivable from Clearing Broker**

The clearing and depository operations for the Company's and customers' securities transactions are provided by a Clearing Broker pursuant to a clearance agreement. At December 31, 2018, the $25,662 receivable from Clearing Broker included the required deposit of $25,000 to be maintained at the Clearing Broker.

4. **Receivable from FINRA**

The Company is regulated by FINRA and is required to pay an estimated annual renewal amount each December to cover its' regulatory fees for the upcoming year. At December 31, 2018, the $3,089 receivable from FINRA included the annual renewal overpayment for 2019.

5. **Fair Value Measurements of Investment in Securities**

Securities are recorded at fair value in accordance with ASC 820. ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1-Pricing inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company can access.
Level 2-Pricing inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.
Level 3-Pricing inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances an may include the Company's own data.)

As of December 31, 2018, securities owned by the Company consist of only Level 1 hierarchy securities which consist of 1,300 shares of NASDAQ Stock Market, Inc. common stock ("NASDAQ") at fair value of $106,041.

6. **Equipment, Furniture and Fixtures, and Leasehold Improvements**
Equipment, furniture and fixtures, and leasehold improvements are stated at cost and are summarized as follows:

Equipment-office and data processing	$141,267	5-7 Years
Furniture and fixtures	155,544	5-10 Years
Leasehold improvements	25,167	5 Years
	321,978	
Less: Accumulated depreciation and amortization	268,851	
	$53,127	

7. **Related Party Transactions**
Effective November 1, 2003, the Company leases its office facility on a month-to-month basis from a related entity which is partially owned by a stockholder of the Company.

8. **Employee Benefit Plan**
The Company has established a defined contribution retirement plan for the benefit of all eligible full-time employees who have at least one year of service and are at least 21 years of age. The plan provides for an annual contribution by the Company at the discretion of the stockholders. The contribution is limited to 3% of eligible salaries or 100% of the contribution made by the employee.

9. **Concentration**
The Company's financial instruments that are exposed to concentrations of credit risk consist primary of cash and cash equivalents. The Company places its cash and cash equivalents with high credit quality institutions. At times, balances may be in excess of the Federal Deposit Insurance Corporation ("FDIC") insurance limit. Cash in banks is insured by the FDIC up to the

standard maximum deposit insurance of $250,000 per institution. At December 31, 2018, there were no cash and cash equivalent balances in excess of FDIC limits.

10. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to the net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had net capital, as defined, of $108,728 which was $103,728 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.32.

11. Off-Balance Sheet Risk

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub custodians and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for the indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financials statements for these indemnifications.